Norske Skog
Skogn

07028305

FILE No.: 82-5226

Skogn, 08 November 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

SUPPL

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Q3 2007 Third Quarter Report of Norske Skog, dated November 02, 2007:*
- *Press release*
- *BOD's report with figures*
- *Presentation Q3_2007*
- *Webcast/conference call presentation Q3_2007*

(2) *Company press release, "Moody's downgrades Norske Skog", dated November 02, 2007*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

Norske Skogindustrier ASA
Skogn

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
E-mail: skogn@norskeskog.com

Foretaksregisteret:
NO 911 750 961 MVA
NS EN-ISO9001 certified No S01
NS EN-ISO14001 certified No S012

Norske Skog

Press release

Oxenøen, 2 November 2007

Norske Skog's result for the third quarter of 2007:

Weaker market development and a strong Norwegian currency influence the quarterly result

Norske Skog's gross operating result before special items was NOK 850 million in the third quarter of 2007, down from NOK 1,129 million in the second quarter. The lower result is related to weaker price development in the regions Asia, Australia and South America, increased prices on recovered paper as well as a substantial negative effect from the strong Norwegian currency.

"With yet another disappointing quarter behind us, the need for a comprehensive restructuring becomes even more evident," says CEO Christian Rynning-Tønnesen.

The board of directors of Norske Skog expresses its concern over the development in the newsprint and magazine paper market, and the director's report states that the industry has to adapt to the falling demand in North America and parts of Europe to achieve satisfactory return.

The development in the demand for magazine paper globally is positive, while newsprint demand is down. The European market balance for newsprint is also affected by increased imports from Canada. This has led to lower deliveries and substantial newsprint stocks being established in Europe. Norske Skog reacts to this development by reducing production for the rest of 2007.

Norske Skog has already decided to implement a temporary reduction of 200,000 tonnes in European newsprint production in 2008. Under the current market conditions, it is likely that this will have to be followed by more permanent measures. Norske Skog has therefore decided to initiate a process to fully review all its paper machines.

"Norske Skog must be at the forefront of the market development and adapt production to the expected demand. Both the conversion of some paper machines to production of other paper grades and permanent closures will be considered," says Rynning-Tønnesen.

The profitability improvement program, which started one year ago, continues to yield results. The continuous improvement achieved up to the third quarter of 2007 equals annual improvements of NOK 1.6 billion, but these improvements are offset by cost increases.

The cash flow from operations, after financial costs paid and taxes paid, was NOK 772 million in Q3, an increase of about NOK 500 million compared with the preceding quarter. The reduction in operating capital as well as the cash effect of currency hedging has offset the weak operating result.

Net interest-bearing debt was reduced by NOK 1.3 billion through the third quarter, to a large degree due to a stronger Norwegian krone. The gearing was 0.98 at the end of the quarter compared with 1.04 in July. There are no major debt repayments before 2010 and 2011.

The Q3 result from the European activities is adversely affected by a stronger Norwegian currency and increased recovered paper costs. The demand for newsprint was one per cent lower in the period January-September 2007 compared with the same period in 2006. The demand for magazine paper increased by 3.9 per cent in the same period.

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

The result in Asia is significantly weaker than the preceding quarter. This is primarily due to lower prices in several markets except China and Korea, and a strong increase in recovered paper prices. Newsprint demand in Asia increased by two per cent in the period January-August 2007 compared with the same period in 2006. In China, the corresponding increase was eight per cent.

In Australasia, the quarterly result is weakened by a price reduction of seven per cent in Australia. The result so far in 2007 is still significantly better than for the same period last year, mostly due to the restructuring of the machine portfolio yielding lower production costs. The demand for newsprint increased by four per cent in the period January-August 2007 compared with the same period in 2006.

In South America, the result is affected by five per cent lower prices, measured in local currencies. The demand for newsprint has increased compared with 2006. Newsprint consumption in Brazil, which is the most important market in the region, has increased by more than 10 per cent so far in 2007.

Health and safety
The H value (injuries with absence per million working hours) was 1.6 from 1 October 2006 to the end of September 2007.

"The health and safety of our employees has first priority. Our health and safety statistics remain very good, but it is important to maintain a continuous focus on this area," says the CEO.

New member of corporate management
Rune Gjessing becomes part of the corporate management team in the role of senior vice president for strategy. This is currently handled by the finance organisation. Gjessing will be responsible for the process to review all of the company's paper machines in the first half of 2008.

"Norske Skog will focus even more on strategy and business development in the time to come, and I want this important work to be included in the corporate management team," says Rynning-Tønnesen.

Rune Gjessing is 44 years old. He has worked in Norske Skog since 2002 and is presently vice president strategic business analysis. Gjessing holds a Bachelor of wood science and has an MBA in finance and marketing from Canada. He holds the chartered financial analyst designation and worked as an equity analyst in National Bank Financial in Vancouver prior to joining Norske Skog.

Oxenøen, 2 November 2007

Norske Skog
Corporate communications

For further information:

Media:

Vice president corporate communications
Tom Bratlie

Tel.: +47 67 59 93 34
Mob: +47 905 21 904

Financial market:

Vice president investor relations
Jarle Langfjæran

Tel.: +47 67 59 93 08
Mob: +47 909 78 434

Norske Skog

Report for the third quarter of 2007

- Gross operating profit before special items NOK 850 million (NOK 1 129 million in Q2); net operating profit before special items NOK 139 million (NOK 416 million in Q2). The weakened profit is a result of a considerably stronger Norwegian currency, lower prices in several markets and continued price increases for recovered paper.
- The improvement program has had an effect on the result of about NOK 400 million in Q3 2007, which is NOK 1.6 billion annualised.
- Gains from currency hedging amount to NOK 370 million in Q3.
- The cash flow from operations is NOK 772 million in Q3, compared to NOK 266 in Q2.
- Production curtailments of 200,000 tonnes have been decided for 2008, and a process has been initiated for considering permanent capacity measures.

Key figures (IFRS) - unaudited

		Q3/07	Q2/07	Q3/06	Ytd 2007	Ytd 2006
Operating revenue	Mill. NOK	6 641	6 794	7 192	20 161	21 108
Gross operating profit	Mill. NOK	919	923	840	2 635	2 636
Gross operating margin	%	13.8	13.6	11.7	13.1	12.5
Net operating profit/loss	Mill. NOK	208	236	-3 252	501	-3 094
Net operating margin	%	3.1	3.5	-45.2	2.5	-14.7
Pre-tax profit/loss	Mill. NOK	280	173	-3 779	318	-3 798
Net profit/loss	Mill. NOK	221	135	-3 087	262	-3 054
Profit/loss per share	NOK	1.20	0.71	-15.98	1.38	-15.81
Cash flow	Mill. NOK	772	266	1 265	1 645	2 090
Cash flow per share	NOK	4.07	1.40	6.68	8.68	11.04
Return on capital employed	%	1.5	4.5	-8.6	3.6	-2.6
Deliveries	1000 tonnes	1 523	1 478	1 516	4 427	4 517
Production	1000 tonnes	1 529	1 540	1 542	4 573	4 558

Operating result before IFRS related value changes, provisions, impairments and other special items:

		Q3/07	Q2/07	Q3/06	Ytd 2007	Ytd 2006
Gross operating profit (EBITDA)	Mill. NOK	850	1 129	1 322	3 155	3 437
Net operating profit (EBIT)	Mill. NOK	139	416	495	995	940

Comments to the income statement

The Q3 operating result is weak, as a result of paper prices in some markets, the price on recovered paper and currency exchange rates all having developed negatively, as far as Norske Skog is concerned, through the quarter. As for the currency exchange rate effects, the short-term negative effect on the operating result is offset by large gains from currency hedging.

Special items included in the unadjusted operating result under IFRS in Q3 2007 are an income of NOK 69 million, which is almost exclusively related to Norske Skog's long-term energy contracts. The amount has not been included in the result for the individual segments, and does not have any cash effect.

Comparison of Q3 2007 against Q2 2007

The Gross operating result is about NOK 280 million lower. This is due to lower prices measured in local currencies of about NOK 100 million, cost increases net of the effects of the improvement program of about NOK 80 million and currency effects of about NOK 100 million. Total deliveries are 3 per cent higher compared to the preceding quarter, whereas production is somewhat lower, mainly due to production curtailments in the Europe newsprint segment.

Comparison of Q3 2007 against Q3 2006

In this time perspective, the gross operating profit has been reduced by about NOK 470 million, of which the currency effects alone are about NOK 200 million. Lower prices measured in local currency are about NOK 70 million and cost increases, net of the

improvement program effects, are about NOK 200 million. There are no material differences in volumes.

The depreciation in Q3 2007 is NOK 115 million lower than in the corresponding quarter in 2006, mainly due to the fact that the useful life evaluation was changed as from Q4 2006. There is also a certain positive conversion difference in the depreciations.

Financial items

		Q3/07	Q2/07	Q3/06	Ytd 2007	Ytd 2006
Net interest paid	Mill. NOK	-262	-261	-261	-781	-760
Interest hedging	Mill. NOK	-15	19	-17	6	24
Currency gains/losses	Mill. NOK	370	189	-243	641	-114
Other financial items	Mill. NOK	-27	-27	-15	-85	-56
Total financial items	Mill. NOK	66	-80	-536	-219	-906

Net interest paid was approximately unchanged compared with Q2, but total financial items are positive in Q3 2007 due to large currency gains.

Norske Skog's strategy for hedging currency risk is to hedge between 50 and 100 per cent of the cash flow in foreign currencies on a rolling 12-month basis. Assets in foreign currency are hedged through the currency distribution of debts being adapted to the distribution of assets, but the share of the debt in USD is higher in order to have a certain degree of hedging against the indirect currency exposure. In Q3, the hedging of the cash flow has resulted in a gain of NOK 180 million, of which about NOK 60 million is realised cash effect, while other currency items, including conversion of currency debts have resulted in a gain of NOK 190 million beyond what is included in the hedge accounting.

Cash flow

Cash flow from operations, after financial costs paid and taxes paid, was NOK 772 million in Q3 2007. This is an increase of about NOK 500 million compared with Q2, and it reflects that the reduction in working capital and positive cash effects from currency hedging has offset the weaker operating profit.

Cash flow year-to-date 2007 is NOK 1 645 million against NOK 2 090 million in the same period in 2006. The main reasons are a weaker operating profit and a higher increase in working capital in 2007. Some production curtailments were taken in Q3, and this will continue in Q4.

Balance sheet

Total assets as of 30 September 2007 were NOK 44.2 billion, which is a reduction of NOK 1 billion from the turn of the year NOK 2.9 billion from 30 June 2007. The reductions are mainly related to the stronger Norwegian krone, which reduced the value of assets outside of Norway, and the fact that capitalised investments are lower than ordinary depreciation.

Net interest-bearing debt was reduced by NOK 1.3 billion through Q3 and was NOK 16.2 billion as of 30 September 2007. The reduction was to some degree related to a stronger Norwegian krone. Gearing (net interest-bearing debt/equity) was 0.98 at the end of the quarter, against 1.04 as of 30 June 2007.

During Q3, short-term placements have been reduced by about NOK 1.5 billion as parts of the loans raised in June 2007 have been used to pay debts. Loans due in Q4 2007 are about NOK 500 million and consist almost exclusively of loans which can be rolled into 2008. There are no major debt repayments before 2010 and 2011. Available liquidity, including available unused lines of credit, was NOK 7.7 billion at the end of Q3.

Capitalised investments were NOK 449 million in Q3 2007 and NOK 1 147 million year-to-date.

Profit improvement strategy

The improvement program initiated in the second half of last year contributed NOK 400 million to the Q3 2007 result compared with the basis year 2005. This equals NOK 1.6 billion annualised. The original objective of an improvement of NOK 3 billion by the end of 2008 remains set. However, the effect on the result is to a large degree offset by strong increase in the price of raw materials, unfavourable currency development and the fact that overcapacity gives a too low price level compared with the cost level.

The board is increasingly worried by the development in the newsprint and magazine paper market. It is hard to achieve satisfactory return on capital employed in the longer perspective without the industry adapting to a situation where demand is falling in North America and parts of Europe, combined with a continued high cost level. This will require a higher degree of consolidation in the paper industry.

It is most important to ensure that the production is adapted to the demand, and Norske Skog will therefore reduce newsprint production in Europe by 70,000 tonnes in the second half of 2007 and by a further 200,000 tonnes in 2008. In addition, the board has decided to initiate a high priority analysis of all mills and paper machines in the group in order to consider efficiency gains, conversions or permanent closures. A decision concerning such measures will be taken in the first half of 2008.

Health and safety

The H value (injuries with absence per million working hours) was 1.6 in the 12-month period 1 October 2006 – 30 September 2007. Five mills had zero injuries in this period.

Share matters

Foreign ownership as of 30 September 2007 was 68 per cent, almost unchanged from 30 June 2007 and 31 December 2006. In the period January – September, 241.4 million shares were traded, which gives a turnover rate of 1.69 annualised.

Operations and markets

Norske Skog's total production volume in Q3 2007 was marginally lower than in Q2. Deliveries increased by 45,000 tonnes, mainly dues to a positive volume development for magazine paper. So far in 2007, the deliveries are 90,000 tonnes lower than in the corresponding period last year, while production is almost unchanged in spite of the closure of five paper machines during 2006. Norske Skog's lower sales volumes, as well as a positive productivity development, mean that significant newsprint stocks have been built in Europe. Production curtailments are therefore necessary towards the end of the year.

Global demand for newsprint is estimated to be about 1 per cent lower in the period January – August 2007. The sharp decline in North America is to a large extent off-set by a continued strong increase in China and other Asian countries.

Europe newsprint

Key figures		Q3/07	Q2/07	Q3/06	Ytd 2007	Ytd 2006
Operating	Mill. NOK	2 156	2 257	2 159	6 603	6 626
Gross operating profit	Mill. NOK	364	456	465	1 266	1 276
Net operating profit	Mill. NOK	194	280	223	740	524
Gross operating margin	%	16,9	20,2	21,5	19,2	19,3
Deliveries	1000 tonnes	510	517	508	1 524	1 609
Production	1000 tonnes	525	537	538	1 598	1 614
Production/capacity	%	95	97	99	97	97

The Q3 result for the segment is significantly lower than in the preceding quarter. The prices, measured in NOK, are lower due to currency exchange rates and a slightly larger export share out of the region. The recovered paper prices, measured in local currencies, have continued to rise, but are virtually unchanged measured in NOK. A production curtailment of about 30,000

tonnes has been implemented in Q3 (measured against full capacity), and the production curtailments in Q4 will be somewhat higher than this to reach normal stock levels.

The demand for newsprint in Europe in the period January – September 2007 was 1 per cent lower than in the corresponding period last year, and the price level was stable. Imports from Canada are still higher than last year, and as a result, the total deliveries from the industry in Western Europe were 3 per cent lower in the period January – September 2007 compared with the same period in 2006.

Europe magazine paper

Key figures		Q3/07	Q2/07	Q3/06	Ytd 2007	Ytd 2006
Operating revenue	Mill. NOK	1 767	1 556	1 748	4 947	4 893
Gross operating profit	Mill. NOK	138	148	277	435	707
Net operating profit/loss	Mill. NOK	-10	2	106	-18	202
Gross operating margin	%	7,8	9,5	15,8	8,8	14,4
Deliveries	1000 tonnes	352	296	318	952	909
Production	1000 tonnes	330	322	320	960	951
Production/capacity	%	95	93	93	92	93

The segment result remains very weak. The sales volumes and operating revenue increased in Q3 when measured in NOK, but the average price in local currency is lower due to a larger share of export tonnage.

The demand development for magazine paper in Europe is good, with an increase of 3.9 per cent in the period January - September 2007 compared with the corresponding period in 2006. The prices in Q3 were mostly stable, measured in local currency. Closures in Europe and North America will affect the market balance positively in the coming quarters, especially for coated magazine paper.

Asia

Key figures		Q3/07	Q2/07	Q3/06	Ytd 2007	Ytd 2006
Operating revenue	Mill. NOK	1 329	1 433	1 572	4 143	4 519
Gross operating profit	Mill. NOK	143	241	272	685	782
Net operating profit/loss	Mill. NOK	-26	82	84	192	217
Gross operating margin	%	10,8	16,8	17,3	16,5	17,3
Deliveries	1000 tonnes	381	392	406	1 137	1 165
Production	1000 tonnes	385	391	405	1 165	1 177
Production/capacity	%	96	97	91	96	88

The Q3 2007 result in the Asian segment is significantly weaker than in the preceding quarter. The main reasons are lower prices in several markets except China and South Korea, and a marked increase in recovered paper prices.

The demand development in most major Asian markets except Japan is good, and demand in China grew by about 8 per cent in the period January-August 2007, compared with 2006. The price level measured in local currency is stable in South Korea, and a minor price increase has been implemented in China, while most other Asian markets have lower prices.

Australasia

Key figures		Q3/07	Q2/07	Q3/06	Ytd 2007	Ytd 2006
Operating revenue	Mill. NOK	940	985	989	2 893	2 849
Gross operating profit	Mill. NOK	211	278	240	766	473
Net operating profit/loss	Mill. NOK	29	104	73	235	-20
Gross operating margin	%	22,4	28,2	24,3	26,5	16,6
Deliveries	1000 tonnes	200	196	209	590	616
Production	1000 tonnes	211	213	204	622	595
Production/capacity	%	96	97	91	97	88

The weaker result in Q3 2007 compared with the preceding quarter is mainly due to the price reduction of 7 per cent under the long-term price agreements in Australia. The result so far this year is significantly better than in the same period last year. This is mostly due to the implemented restructuring of the machine portfolio in the region, and to some degree the high energy costs in New Zealand last year. Production limitations can still not be ruled out at Norske Skog Albury due to the water situation.

The demand for newsprint in the region was 4 per cent higher in the period January-August 2007 compared with the same period in 2006.

South America

Key figures		Q3/07	Q2/07	Q3/06	Ytd 2007	Ytd 2006
Operating revenue	Mill. NOK	316	345	364	973	1 024
Gross operating profit	Mill. NOK	47	85	108	202	289
Net operating profit	Mill. NOK	18	46	68	90	158
Gross operating margin	%	14,9	24,6	29,7	20,8	28,2
Deliveries	1000 tonnes	80	77	75	227	218
Production	1000 tonnes	78	77	75	228	221
Production/capacity	%	100	99	97	97	95

The weaker result in the South American segment is mainly due to about 5 per cent lower prices, measured in local currency.

The demand for newsprint in South America is marginally up from last year, when customers built up considerable stock. Demand in Brazil is almost unchanged so far in 2007 compared with 2006, but due to customers reducing stock, underlying consumption is estimated to have increased more than 10 per cent.

Lysaker, 1 November 2007

The Board of Directors of Norske Skogindustrier ASA

NORSKE SKOG GROUP ACCOUNTS

Profit and loss account

NOK Million	Jul - Sep 07	Jul - Sep 06	Jan - Sep 07	Jan - Sep 06	2006
Operating revenue	6 641	7 192	20 161	21 108	28 812
Distribution costs	(631)	(640)	(1 808)	(1 891)	(2 521)
Cost of materials	(3 778)	(3 871)	(11 505)	(11 567)	(15 498)
Change in inventory	31	57	617	175	(102)
Employee benefit expenses	(875)	(756)	(2 634)	(2 922)	(3 800)
Other operating expenses	(537)	(483)	(1 675)	(1 541)	(2 187)
Restructuring expenses	0	(376)	0	(439)	(484)
Other gains and losses	69	(283)	(521)	(287)	(288)
Gross operating earnings	919	840	2 635	2 636	3 932
Depreciation and amortisation	(712)	(827)	(2 160)	(2 497)	(3 226)
Impairments	0	(3 265)	26	(3 233)	(3 233)
Operating earnings	208	(3 252)	501	(3 094)	(2 527)
Share of profit in associated companies	6	9	36	202	202
Financial items	66	(536)	(219)	(906)	(1 155)
Profit before tax	280	(3 779)	318	(3 798)	(3 480)
Income tax expense	(75)	538	(91)	572	463
Net profit	205	(3 241)	227	(3 226)	(3 017)
Attributable to minority interests	(16)	(154)	(35)	(172)	(208)
Attributable to equity holders of the company	221	(3 087)	262	(3 054)	(2 809)
Earnings per share	1,20	(15,98)	1,38	(16,14)	(14,84)

Balance sheet

NOK Million	30.09.07	30.09.06	31.12.06
ASSETS			
Deferred tax asset	99	453	216
Other intangible assets	2 945	3 025	3 056
Property, plant and equipment	30 621	32 938	33 547
Investments in associated companies	219	326	333
Other non-current assets	416	575	425
Total non-current assets	34 300	37 317	37 577
Inventory	3 130	2 937	2 688
Receivables	3 765	3 995	3 999
Cash and cash equivalents	1 966	669	397
Other current assets	1 053	350	569
Total current assets	9 914	7 951	7 653
Total assets	44 214	45 268	45 230
Shareholders' equity and liabilities			
Paid-in equity	12 310	12 309	12 309
Retained earnings	4 168	5 198	5 791
Minority interests	386	506	450
Total equity	16 864	18 013	18 550
Pension obligations	503	476	530
Deferred tax	1 492	2 099	1 804
Interest-bearing non-current liabilities	17 111	17 658	14 712
Other non-current liabilities	1 931	884	1 756
Total non-current liabilities	21 037	21 117	18 802
Interest-bearing current liabilities	1 201	879	3 114
Trade and other receivables	3 573	4 167	3 833
Tax payable	186	100	123
Other current liabilities	1 353	992	808
Total current liabilities	6 313	6 138	7 878
Total liabilities	27 350	27 255	26 680
Total equity and liabilities	44 214	45 268	45 230

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by segment

Operating revenue

NOK million	Jul - Sep 07	Jul - Sep 06	Jan - Sep 07	Jan - Sep 06	2006
Europe					
Newsprint	2 156	2 159	6 603	6 626	9 072
Magazine paper	1 767	1 748	4 947	4 893	6 748
Total Europe	3 923	3 907	11 550	11 519	15 820
Asia					
Newsprint	1 329	1 572	4 143	4 519	6 096
Australasia					
Newsprint	940	989	2 893	2 849	3 897
South America					
Newsprint	316	364	973	1 024	1 399
Other items					
Other industry in Norway	4	0	4	108	110
Other revenues	365	475	1 191	1 441	1 943
Staff/eliminations	(236)	(115)	(593)	(352)	(453)
Total other items	133	360	602	1 197	1 600
Total group	6 641	7 192	20 161	21 108	28 812

Gross operating earnings

NOK million	Jul - Sep 07	Jul - Sep 06	Jan - Sep 07	Jan - Sep 06	2006
Europe					
Newsprint	364	465	1 266	1 276	1 742
Magazine paper	138	277	435	707	933
Total Europe	502	742	1 701	1 983	2 675
Asia					
Newsprint	143	272	685	782	997
Australasia					
Newsprint	211	240	766	473	719
South America					
Newsprint	47	108	202	289	469
Other items					
Other industry in Norway	4	0	4	11	11
Staff/eliminations	(57)	(40)	(202)	(101)	(167)
Other gains and losses	69	(106)	(521)	(362)	(288)
Restructuring expenses	0	(376)	0	(439)	(484)
Total other items	16	(522)	(719)	(891)	(928)
Total group	919	840	2 635	2 636	3 932

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by segment

Operating earnings

NOK million	Jul - Sep 07	Jul - Sep 06	Jan - Sep 07	Jan - Sep 06	2006
Europe					
Newsprint	194	223	740	524	768
Magazine paper	(10)	106	(18)	202	282
Total Europe	184	329	722	726	1 050
Asia					
Newsprint	(26)	84	192	217	252
Australasia					
Newsprint	29	73	235	(20)	68
South America					
Newsprint	18	68	90	158	289
Other items					
Other industry in Norway	4	0	4	6	6
Staff/eliminations	(70)	(59)	(247)	(147)	(187)
Other gains and losses	69	(106)	(521)	(287)	(288)
Restructuring expenses	0	(376)	0	(439)	(484)
Impairments	0	(3 265)	26	(3 308)	(3 233)
Total other items	3	(3 806)	(738)	(4 175)	(4 186)
Total group	208	(3 252)	501	(3 094)	(2 527)

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by segment

Production

(1,000 tons)	Jul - Sep 07	Jul - Sep 06	Jan - Sep 07	Jan - Sep 06	2006
Europe					
Newsprint	525	538	1 598	1 614	2 151
Magazine paper	330	320	960	951	1 279
Total Europe	855	858	2 558	2 565	3 430
Asia					
Newsprint	385	405	1 165	1 177	1 553
Australasia					
Newsprint	211	204	621	595	798
South America					
Newsprint	78	75	228	221	297
Total newsprint	1 199	1 222	3 612	3 607	4 799
Total magazine paper	330	320	960	951	1 279
Total publication paper	1 529	1 542	4 572	4 558	6 078

Deliveries

(1,000 tons)	Jul - Sep 07	Jul - Sep 06	Jan - Sep 07	Jan - Sep 06	2006
Europe					
Newsprint	510	508	1 524	1 609	2 176
Magazine paper	352	318	952	909	1 247
Total Europe	862	826	2 476	2 518	3 423
Asia					
Newsprint	381	406	1 137	1 165	1 562
Australasia					
Newsprint	200	209	590	616	827
South America					
Newsprint	80	75	224	218	294
Total newsprint	1 171	1 198	3 475	3 608	4 859
Total magazine paper	352	318	952	909	1 247
Total publication paper	1 523	1 516	4 427	4 517	6 106

NORSKE SKOG GROUP ACCOUNTS

Quarterly comparisons group

NOK million	3Q07	2Q07	1Q07	4Q06	3Q06	2Q06	1Q06	4Q05	3Q05
Operating revenue	6 641	6 794	6 726	7 704	7 192	6 772	7 144	7 107	6 425
Restructuring expenses	0	-	-	(45)	(376)	(63)	0	(270)	-
Gross operating earnings	919	923	792	1 296	840	832	1 039	813	1 059
Depreciation and amortisation	(712)	(713)	(735)	(729)	(827)	(803)	(867)	(828)	(740)
Impairments	0	26	-	-	(3 265)	(43)	-	(179)	-
Operating earnings	208	236	57	567	(3 252)	(14)	172	(194)	319
Profit before tax	280	173	(135)	318	(3 779)	(213)	194	(1 127)	177
Attributable to equity holders of the company	221	135	(94)	245	(3 087)	(180)	213	(997)	193

Quarterly comparison segments

NOK million	3Q07	2Q07	1Q07	4Q06	3Q06	2Q06	1Q06	4Q05	3Q05
Operating revenue									
Europe	3 923	3 813	3 814	4 301	3 907	3 666	3 946	3 962	3 990
Asia	1 329	1 433	1 381	1 577	1 572	1 409	1 538	1 107	658
Australasia	940	985	969	1 048	989	973	887	1 019	1 028
South America	316	345	312	375	364	321	339	339	320
Other activities	369	432	396	504	475	535	539	780	505
Staff/eliminations	(236)	(214)	(146)	(101)	(115)	(132)	(105)	(100)	(76)
Total operating revenue	**6 641**	**6 794**	**6 726**	**7 704**	**7 192**	**6 772**	**7 144**	**7 107**	**6 425**
Gross operating earnings									
Europe	502	604	595	692	742	566	675	529	663
Asia	143	241	301	290	272	268	242	170	119
Australasia	211	278	277	246	240	167	66	164	215
South America	47	85	70	180	108	92	89	43	77
Other activities	4	-	-	-	-	-	11	25	12
Staff/eliminations	(57)	(79)	(68)	(81)	(40)	(12)	(49)	(56)	(15)
Other gains and losses	69	(206)	(383)	14	(106)	(186)	5	208	(12)
Restructuring expenses	0	-	-	(45)	(376)	(63)	-	(270)	-
Total gross operating earnings	**919**	**923**	**792**	**1 296**	**840**	**832**	**1 039**	**813**	**1 059**
Operating earnings									
Europe	184	282	256	324	329	163	234	130	241
Asia	(26)	82	137	110	9	83	50	23	43
Australasia	29	104	102	88	73	12	(105)	(39)	39
South America	18	46	26	131	68	48	42	(5)	29
Other activities	4	-	-	-	-	-	6	17	4
Staff/eliminations	(70)	(98)	(81)	(55)	(59)	(28)	(60)	(79)	(25)
Other gains and losses	69	(206)	(383)	14	(106)	(186)	5	208	(12)
Restructuring expenses	0	-	-	(45)	(376)	(63)	0	(270)	-
Impairments	0	26	-	-	(3 190)	(43)	-	(179)	-
Total operating earnings	**208**	**236**	**57**	**567**	**(3 252)**	**(14)**	**172**	**(194)**	**319**

NORSKE SKOG GROUP ACCOUNTS

Financial key figures

	Definitions:	Jan - Sep 07	Jan - Sep 06	2006
Net operating margin	1	2,5	(14,7)	(8,8)
Gross operating margin	2	13,1	12,5	13,6
Return on capital employed		1,8	-10,1	3,7
Equity ratio %	3	38,1	39,8	41,0
Equity ratio excl. minority interests %	4	37,3	38,7	40,0
Net interest bearing debt	5,8	16 231	17 784	17 320
Net interest-bearing debt/equity	5,8	0,96	0,99	0,93
Net interest-bearing debt/equity excl. minority interests	5,8	0,98	1,02	0,96
Earnings per share after taxes	6	1,20	(16,14)	(14,84)
Cash flow per share after taxes	7	8,68	11,04	14,6

Definitions:

1 : Net operating margin = operating earnings / operating revenue

2 : Gross operating margin = gross operating earnings / operating revenue

3 : Equity ratio = shareholders' equity / total assets

4 : Equity ratio excl. minority interests = (shareholders' equity - minority interests) / total assets

5 : Net interest bearing debt = Interest bearing debt - cash and cash equivalents - current investments - interest rate swaps fair value hedge

6 : Earnings per share after taxes = net earnings / average number of shares

7 : Cash flow per share after taxes = net cash flow from operating activities / average number of shares

8 : Fair value hedge = a hedge of the exposure to changes in fair value of a recognised asset or liability that is attributable to a particular risk and could affect profit or loss

Cash flow statement

NOK million	Jul - Sep 07	Jul - Sep 06	Jan - Sep 07	Jan - Sep 06	2006
Cash flow from operating activities					
Cash generated from operations	6 834	7 322	20 301	21 253	28 905
Cash used in operations	(5 798)	(5 767)	(17 789)	(18 278)	(24 608)
Cash from net financial items	(120)	(225)	(694)	(772)	(1 365)
Taxes paid	(144)	(65)	(173)	(113)	(169)
Net cash flow from operating activities	**772**	**1 265**	**1 645**	**2 090**	**2 763**
Cash flow from investing activities					
Investments in operational fixed assets	(449)	(332)	(1 147)	(1 133)	(1 722)
Sales of operational fixed assets	4	2	6	9	11
Net cash from sold shares in other companies	-	-	87	1 213	1 213
Net cash flow from investing activities	**(445)**	**(330)**	**(1 054)**	**89**	**(498)**
Cash flow from financing activities					
Net change in long-term liabilities	(417)	(727)	3 302	(1 212)	(3 977)
Net change in current liabilities	(1 449)	(267)	(1 262)	(107)	2 343
Dividend paid [1]	-	(90)	(1 049)	(1 046)	(1 046)
Net cash flow from financing activities	**(1 866)**	**(1 084)**	**991**	**(2 365)**	**(2 680)**
Translation difference	(15)	12	(34)	5	(1)
Total change in liquid assets	**(1 554)**	**(137)**	**1 548**	**(181)**	**(416)**

[1] The amounts include dividend paid to minority shareholders in the grou

NORSKE SKOG GROUP ACCOUNTS

Special items

The table below shows special items which have influenced net earnings over the past five quarters.

NOK million	3Q07	2Q07	1Q07	4Q06	3Q06
Restructuring provision (op earnings)	0	-	-	(45)	(378)
Accrual for bad debt (op earnings)	0	-	-	-	(75)
Impairments (op earnings)	0	26	-	-	(3 190)
Translation effects on accounts receivable and payable (op earnings)	(57)	(7)	(12)	(36)	30
Change in market value of interest rate derivatives (financial items)	-15	19	2	14	(17)
Currency hedging gain/(loss) (financial items)	180	132	81	30	(232)

NORSKE SKOG GROUP ACCOUNTS

Change in equity

	Share capital	Other paid-in equity	Retained earnings	Total
Total equity excluding minority interests 1 January 2007	12 309	785	5 006	18 100
Currency translation adjustments and other	1	(840)	-	(839)
Share issues	-	-	-	-
Dividend paid	-	-	(1 045)	(1 045)
Net profit for the period	-	-	262	262
Total equity excluding minority interests 30 June 2007	**12 310**	**785**	**3 383**	**16 478**

Accounting principles

The interim financial statements for the second quarter of 2007 are presented in accordance with IAS 34. The interim financial statements, including comparative figures, are based on today's IFRS standards and interpretations.

The accounting principles applied in these interim financial statements are the same as those applied in the financial statements at 31 December 2006 and for the year ending at that date.

Accounting estimates, judgements and assumptions

The group prepares estimates and makes judgements and assumptions about the future. Accounting estimates derived from these will by definition seldom accord fully with the final outcome.

Estimates and the underlying assumptions are reviewed on an ongoing basis. The effects of changes in accounting estimates are recognised in the period in which the estimates are revised. If the change in estimates also has an effect on future periods, these effects are recognised in the period in which the estimates are revised and in the future periods in which the changes in estimates have an effect.

The same judgements and assumptions have been made when applying accounting policies and preparing estimates in preparing these interim financial statements as when preparing the financial statements at 31 December 2006 and for the year ending at that date.

NORSKE SKOG GROUP ACCOUNTS

Gross and net operating earnings

These tables show gross and net operating earnings under IFRS, adjusted for impairments, changes in the value of power contracts, and restructuring costs (- equals gain, + equals loss).

NOK Million	Jul - Sep 07	Apr - Jun 07	Jul - Sep 06	Jan - Sep 07	Jan - Sep 06
Gross operating earnings, IFRS	**919**	**923**	**840**	**2 635**	**2 636**
Reversals:					
Other gains and losses	-68	+206	+106	+589	+287
Restructuring expenses	0	0	+376	0	+439
Gross op earnings, adjusted	**851 0**	**1 129**	**1 322**	**2 304**	**3 362**
Gross op margin, adjusted %	12,8	16,6	18,4	11,4	15,9

NOK Million	Jul - Sep 07	Apr - Jun 07	Jul - Sep 06	Jan - Sep 07	Jan - Sep 06
Net operating earnings, IFRS	**208**	**236**	**-3 252**	**501**	**-2 527**
Reversals:					
Other gains and losses	-68	+206	+106	+589	+213
Restructuring expenses	0	0	+376	0	+439
Impairments	0	-26	+3265	-26	+3308
Net op earnings, adjusted	**140**	**416**	**495**	**856**	**1 433**
Net op margins, adjusted %	2,1	6,1	6,9	4,2	6,8

82-5226
02.11.2007

Norske Skog

Q3 2007

Financial figures Group (details)
Segmented Results
Market Update

Norske Skog

P&L account Q3 2007 vs Q2 2007

(NOK mill.)	Q3 2007	Q2 2007	*Change*
Operating revenue	**6 641**	**6 794**	***(153)***
Distribution costs	(631)	(585)	***(46)***
Cost of materials	(3 778)	(3 856)	***78***
Changes in inventory	31	280	***(249)***
Employee benefit expenses	(875)	(841)	***(34)***
Other operating expenses	(537)	(663)	***126***
Restructuring expenses	-	-	-
Other gains and losses	69	(206)	***275***
Gross operating earnings	**919**	**923**	***(4)***
Depreciation and amortisation	(712)	(713)	***1***
Impairments	-	26	***(26)***
Operating earnings	**208**	**236**	***(28)***
Share of profit in associated companies	6	17	***(11)***
Financial items	66	(80)	***146***
Profit before tax	**280**	**173**	***107***
Income tax expense	(75)	(52)	***(23)***
Net profit	**205**	**121**	***84***
Attributable to minority interests	**(16)**	**(14)**	***(2)***
Attributable to equity holders of the Company	**221**	**135**	***86***

Norske Skog

P&L account Q3 2007 vs Q3 2006

(NOK mill.)	Q3 2007	Q3 2006[1]	*Change*
Operating revenue	**6 641**	**7 192**	***(551)***
Distribution costs	(631)	(640)	***9***
Cost of materials	(3 778)	(3 871)	***93***
Changes in inventory	31	57	***(26)***
Employee benefit expenses	(875)	(756)	***(119)***
Other operating expenses	(537)	(483)	***(54)***
Restructuring expenses	-	(376)	***376***
Other gains and losses	69	(283)	***352***
Gross operating earnings	**919**	**840**	***79***
Depreciation and amortisation	(712)	(827)	***115***
Impairments	-	(3 265)	***3 265***
Operating earnings	**208**	**(3 252)**	***3 460***
Share of profit in associated companies	6	9	***(3)***
Financial items	66	(536)	***602***
Profit before tax	**280**	**(3 779)**	***4 059***
Income tax expense	(75)	538	***(613)***
Net profit	**205**	**(3 241)**	***3 446***
Attributable to minority interests	**(16)**	**(154)**	***138***
Attributable to equity holders of the Company	**221**	**(3 087)**	***3 308***

1) Q3 2006 is restated

P&L account YTD 2007 vs YTD 2006

(NOK mill.)	YTD 2007	YTD 2006
Operating revenue	**20 161**	**21 108**
Distribution costs	(1 808)	(1 891)
Cost of materials	(11 506)	(11 567)
Changes in inventory	617	175
Employee benefit expenses	(2 012)	(2 922)
Other operating expenses	(1 575)	(1 541)
Restructuring expenses	-	(439)
Other gains and losses	(520)	(287)
Gross operating earnings	**2 635**	**2 636**
Depreciation and amortisation	(2 160)	(2 497)
Impairments	26	(3 233)
Operating earnings	**501**	**(3 094)**
Share of profit in associated companies	36	202
Financial items	(219)	(906)
Profit before tax	**318**	**(3 798)**
Income tax expense	(91)	**572**
Net profit	**227**	**(3 226)**
Attributable to minority interests	**(35)**	**(172)**
Attributable to equity holders of the Company	**262**	**(3 054)**

EBITDA Adjusted

NOK mill	Q3 2007	Q2 2007	Q3 2006	YTD 2007	YTD 2006
EBITDA IFRS	919	923	840	2 635	2 636
Reversals:					
Other gains and losses	-69	+206	+106	+521	+362
Restructuring expenses	-	-	+376	-	+439
EBITDA, adjusted	850	1 129	1 322	3 156	3 437
EBITDA margin, adjusted	12,8 %	16,6 %	18,4 %	15,7 %	16,3 %

EBIT Adjusted

NOK mill	Q3 2007	Q2 2007	Q3 2006	YTD 2007	YTD 2006
EBIT IFRS	208	236	-3 252	501	-3 094
Reversals:					
Other gains and losses	-69	+206	+106	+521	+287
Restructuring expenses	-	-	+376	-	+439
Impairments	-	-26	+3 265	-26	+3308
EBIT, adjusted	139	416	495	996	940
EBIT margin, adjusted	2,1 %	6,1 %	6,9 %	4,9 %	4,5 %

Adjusted EBITDA / EBIT per quarter



1 071
331
925
97
1 034
167
1 081
278
1 322
495
1 267
538
1 175
440
1 129
416
850
139
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007
EBITDA (NOK mill.)
EBIT (NOK mill.)

EBITDA/EBIT adjusted for the value of power contracts, provision cost energy cost in South America and restructuring expenses.

In addition, the EBIT is adjusted for impairments.

EBITDA margins per segment Q3 2007 vs Q2 2007



16,9 %
20,2 %
7,8 %
9,5 %
10,8 %
16,8 %
22,4 %
28,2 %
14,9 %
24,6 %
13,9 %
18,4 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Total Segments 1)
Q3 2007
Q2 2007

1) Publication paper is stated without Tasmanian Forests, Recovered Paper Trading, Wood Trading and Energy Trading

EBIT margins per segment
Q3 2007 vs Q2 2007


9,0 %
12,4 %
-0,6 %
0,1 %
-2,0 %
5,7 %
3,1 %
10,6 %
5,7 %
13,3 %
3,1 %
7,8 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Total Segments 1)
Q3 2007
Q2 2007

1) Publication paper is stated without Tasmanian Forests, Recovered Paper Trading, Wood Trading and Energy Trading

Adjusted EBITDA Margin 2001-2007


30,0
25,0
20,0
15,0
10,0
5,0
0,0
24,7
24,9
19,5
19,6
21,3
19,3
20,0
17,6
18,8
16,8
16,8
15,8
18,1
15,1
16,7
13,0
14,5
16,0
18,4
16,4
17,5
16,6
12,8
25,0
1/02 2/02 3/02 4/02 1/03 2/03 3/03 4/03 1/04 2/04 3/04 4/04 1/05 2/05 3/05 4/05 1/06 2/06 3/06 4/06 1/07 2/07 3/07

EBITDA adjusted for the value of power contracts, provision cost energy cost in South America and restructuring expenses.

Norske Skog

Financial Items

in MNOK	Q3-07	Q2-07	Q1-07	Q3-06	YTD 2007	YTD 2006
Net interest cost	**-262**	-259	-258	-261	**-789**	-759
Interest rate derivatives	**-15**	19	2	-17	**6**	24
Currency gain/loss	**370**	187	83	-243	**640**	-114
Other financial items	**-25**	-27	-31	-15	**-76**	-56
Total financial items	**67**	-81	-205	-536	**-219**	-906
Gearing 1)	**0,98**	1,05	0,93	1,02	**0,98**	1,02
Net interest bearing debt 2)	**16 231**	17 462	16 605	17 784	**16 231**	17 784

1) Gearing = Net interest bearing debt / Equity

2) Net interest-bearing debt = Interest bearing debt – Cash and Cash equivalents - Interest rate swaps (fair value hedge)

3) Total Year

Norske Skog

NSI trade weighted currency index


NSG Fx Index (1/1/02=10
96
94
92
90
88
86
84
82
80
94,5
91,6
92,0
91,6
88,3
88,7
87,9
86,6
87,3
87,6
88,6
85,9
88,3
90,1
88,2
88,5
87,1
86,8
84,8
Q1 '04 Q2 '04 Q3 '04 Q4 '04 Q1 '05 Q2 '05 Q3 '05 Q4 '05 Q1 '06 Q2 '06 Q3 '06 Q4 '06 Q1 '07 Q2 '07 Q3 '07
Avg Q'ly Index
Avg 2004
Avg 2005
Avg 2006
Avg 2007

Norske Skog

Balance Sheet

NOK million	30.09.2007	30.06.2007	*Change*
ASSETS			
Deferred tax asset	99	89	*10*
Other intangible assets	2 945	2 964	*-19*
Property, plant and equipment	30 621	32 273	*-1 652*
Investment in associated companies	219	340	*-121*
Other non-current assets	416	35	*381*
Total non-current assets	**34 299**	**35 701**	*-1 402*
Inventories	3 130	3 259	*-129*
Receivables	3 765	3 994	*-229*
Cash and cash equivalents	1 966	2 222	*-256*
Other current assets	1 053	1 895	*-842*
Total current assets	**9 915**	**11 370**	*-1 455*
TOTAL ASSETS	44 214	47 071	*-2 857*
Equity	12 310	12 322	-12
Retained earnings	4 168	4 397	-229
Minority interests	386	426	-40
Equity incl. Minorities	**16 864**	**17 145**	-281
Pension obligations	503	511	-8
Deferred tax	1 492	1 505	-13
Interest bearing non-current liabilities	17 111	17 961	-850
Other non-current liabilities	1 931	1 882	49
Total non-current liabilities	**21 037**	**21 859**	-822
Interest-bearing current liabilities	1 201	3 002	-1 801
Trade and other payables	3 573	3 642	-69
Tax payable	186	167	19
Other current liabilities	1 353	1 256	97
Total current liabilities	6 313	**8 067**	-1 754
Total liabilities	**27 350**	**29 926**	-2 576
TOTAL EQUITY AND LIABILITIES	44 214	47 071	*-2 857*
Net interest-bearing debt	**16 231**	**17 462**	***-1 231***

Balance Sheet

NOK million	30.09.2007	31.12.2006	*Change*
ASSETS			
Deferred tax asset	99	216	*-117*
Other intangible assets	2 945	3 056	*-111*
Property, plant and equipment	30 621	33 547	*-2 926*
Investment in associated companies	219	333	*-114*
Other non-current assets	416	425	*-9*
Total non-current assets	**34 299**	**37 577**	*-3 278*
Inventories	3 130	2 688	*442*
Receivables	3 765	3 999	*-234*
Cash and cash equivalents	1 966	397	*1 569*
Other current assets	1 053	569	*484*
Total current assets	**9 915**	7 653	*2 262*
TOTAL ASSETS	44 214	45 230	*-1 016*
Equity	12 310	12 309	*1*
Retained earnings	4 168	5 791	*-1 623*
Minority interests	386	450	*-64*
Equity incl. Minorities	**16 865**	**18 550**	*-1 685*
Pension obligations	503	530	*-27*
Deferred tax	1 492	1 804	*-312*
Interest bearing non-current liabilities	17 111	14 712	*2 399*
Other non-current liabilities	1 931	1 756	*175*
Total non-current liabilities	**21 037**	**18 802**	*2 235*
Interest-bearing current liabilities	1 201	3 114	*-1 913*
Trade and other payables	3 573	3 833	*-260*
Tax payable	186	123	*63*
Other current liabilities	1 353	808	*545*
Total current liabilities	6 313	7 878	*-1 565*
Total liabilities	**27 350**	**26 680**	*670*
TOTAL EQUITY AND LIABILITIES	44 214	45 230	*-1 016*
Net interest-bearing debt	**16 231**	**17 320**	***-1 089***

Balance Sheet – Q3 Currency Effect

Gross Assets less non-interest bearing debt

Distribution as of 30.09.2007:

NOK	30%
EUR	22%
AUD	11%
NZD	8%
USD	4%
CNY	7%
KRW	16%
Other	2%

Decrease in Q3: NOK -1308 mill

Debt

Distribution as of 30.09.2007:

NOK	4.3%
EUR	48.2%
AUD	13.4%
NZD	0%
USD	23.6%
CNY	2.7%
KRW	6.9%
Other	0.9%

Decrease in Q3: NOK -903 mill

Currency rate change

Q2-Q3:

EUR	-3.2%
AUD	-4.3%
NZD	-9.6%
USD	-7.8%
CNY	-6.5%
KRW	-7.8%

Decreased equity: NOK -405 mill.

Balance Sheet – YTD Currency Effect

Gross Assets less non-interest bearing debt

Distribution as of 30.09.2007:

NOK	30%
EUR	22%
AUD	11%
NZD	8%
USD	4%
CNY	7%
KRW	16%
Other	2%

Decrease in 2007:NOK -2049 mill

Debt

Distribution as of 30.09.2007:

NOK	4.3%
EUR	48.2%
AUD	13.4%
NZD	0%
USD	23.6%
CNY	2.7%
KRW	6.9%
Other	0.9%

Decrease in 2007:NOK -1492 mill

Currency rate change

YTD:

EUR -6.3%
AUD -2.7%
NZD -6.4%
USD -13%
CNY -10.5%
KRW-11.9%

Decreased equity: NOK -557 mill

Debt Maturity Schedule Q3 2007



DEBT MATURITY SCHEDULE AS OF 30.09.2007
Norske Skog
NOK millior
5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
548
776
1 482
4 402
3 545
1 240
1 089
3 967
1 089
2007
2008
2009
2010
2011
2012-14
2015-16
2017
2033
YEAR

Cash flow Q3 2007 vs Q2 2007

(NOK million)	Q3 2007	Q2 2007	Change
EBITDA incl. restr. costs	919	923	*(4)*
Adjustment of non-cash items in EBITDA[1)]	(80)	218	*(298)*
Change in Working Capital	197	(496)	*693*
Operational Cash Flow	**1 036**	**645**	***391***
Cash from net financial items	(120)	(327)	*207*
Taxes paid	(144)	(52)	*(92)*
Levered Operational Cash Flow	**772**	**266**	***506***
Investments (capex)	(449)	(499)	*50*
Sale of operational fixed assets	4	1	*3*
Other investments / divestments	-	-	-
Dividend paid	-	(1 049)	*1 049*
Free Cash Flow	**327**	**(1 281)**	***1 608***
New equity	-	-	-
FX and other non cash items on cash and debt	904	424	*480*
Change in net interest bearing debt	**1 231**	**(857)**	***2 088***

1) Unrealised gain/(loss) on energy hedging contracts, gain/loss on sale of fixed assets

Cash flow Q3 2007 vs Q3 2006

(NOK million)	*Q3 2007*	Q3 2006[1]	*Change*
EBITDA incl. restr. costs	919	840	*79*
Adjustment of non-cash items in EBITDA [1]	(80)	494	*(574)*
Change in Working Capital	197	221	*(24)*
Operational Cash Flow	**1 036**	**1 555**	***(519)***
Cash from net financial items	(120)	(225)	*105*
Taxes paid	(144)	(65)	*(79)*
Levered Operational Cash Flow	**772**	**1 265**	***(493)***
Investments (capex)	(449)	(332)	*(117)*
Sale of operational fixed assets	4	2	*2*
Dividend paid	-	(90)	*90*
Free Cash Flow	**327**	**845**	***(518)***
New equity	-	-	-
FX and other non cash items on cash and debt	904	(878)	*1 782*
Change in net interest bearing debt	**1 231**	**(33)**	***1 264***

1) Unrealised gain/(loss) on energy hedging contracts, gain/loss on sale of fixed assets

Cash flow YTD 2007 vs YTD 2006

(NOK million)	YTD 2007	YTD 2006	*Change*
EBITDA incl. restr. costs	2 634	2 711	*(77)*
Adjustment of non-cash items in EBITDA[1)]	556	774	*(218)*
Change in Working Capital	(678)	(510)	*(168)*
Operational Cash Flow	**2 512**	**2 975**	***(463)***
Cash from net financial items	(694)	(772)	*78*
Taxes paid	(173)	(113)	*(60)*
Levered Operational Cash Flow	**1 645**	**2 090**	***(445)***
Investments (capex)	(1 147)	(1 133)	*(14)*
Sale of operational fixed assets	6	9	*(3)*
Other investments / divestments	-	1 213	*(1 213)*
Dividend paid	(1 049)	(1 046)	*(3)*
Free Cash Flow	(545)	**1 133**	***(1 678)***
FX and other non cash items on cash and debt	1 634	146	*1 488*
Change in net interest bearing debt	1 089	**1 279**	***(190)***

1) Unrealised gain/(loss) on energy hedging contracts, gain/loss on sale of fixed assets

Segmented results

Norske Skog

Financial Summary - Segments

		Europe News	Europe Mag	Europe Tot	PanAsia	Australasia	South America
Revenue	Q2 06	2 195	1 471	3 666	1 409	973	321
	Q3 06	2 159	1 748	3 907	1 572	989	364
	Q4 06	2 446	1 855	4 301	1 577	1 048	375
	Q1-07	2 190	1 624	3 814	1 381	969	312
	Q2 07	2 257	1 556	3 813	1 433	985	345
	Q3 07	2 156	1 767	3 923	1 329	940	316
EBITDA	Q2 06	390	176	566	268	167	92
	Q3 06	465	277	742	197	240	108
	Q4 06	466	226	692	290	246	120
	Q1 07	446	149	595	301	277	70
	Q2 07	456	148	604	241	278	85
	Q3 07	364	138	502	143	211	47
EBIT	Q2 06	153	10	163	83	12	48
	Q3 06	223	106	329	9	73	68
	Q4 06	244	80	324	110	88	71
	Q1 07	266	(10)	256	137	102	26
	Q2 07	280	2	282	82	104	46
	Q3 07	194	(10)	184	(26)	29	18
EBITDA %	Q2 06	17,8 %	12,0 %	15,4 %	19,0 %	17,2 %	28,7 %
	Q3 06	21,5 %	15,8 %	19,0 %	12,5 %	24,3 %	29,7 %
	Q4 06	19,1 %	12,2 %	16,1 %	18,4 %	23,5 %	32,0 %
	Q1 07	20,4 %	9,2 %	15,6 %	21,8 %	28,6 %	22,4 %
	Q2 07	20,2 %	9,5 %	15,8 %	16,8 %	28,2 %	24,6 %
	Q3 07	16,9 %	7,8 %	12,8 %	10,8 %	22,4 %	14,9 %
EBIT %	Q2 06	7,0 %	0,7 %	4,4 %	5,9 %	1,2 %	15,0 %
	Q3 06	10,3 %	6,1 %	8,4 %	0,6 %	7,4 %	18,7 %
	Q4 06	10,0 %	4,3 %	7,5 %	7,0 %	8,4 %	18,9 %
	Q1 07	12,1 %	-0,6 %	6,7 %	9,9 %	10,5 %	8,3 %
	Q2 07	12,4 %	0,1 %	7,4 %	5,7 %	10,6 %	13,3 %
	Q3 07	9,0 %	-0,6 %	4,7 %	-2,0 %	3,1 %	5,7 %

Operational Summary - Segment

		Europe News	Europe Mag		PanAsia	Australasia	South America
Production (1000 tonnes)	Q2 06	520	307	827	402	210	74
	Q3 06	538	320	858	405	204	75
	Q4 06	537	328	865	376	203	76
	Q1 07	536	308	844	389	198	73
	Q2 07	537	322	859	391	213	77
	Q3 07	525	330	855	385	211	78
Deliveries (1000 tonnes)	Q2 06	551	281	832	395	220	73
	Q3 06	508	318	826	406	209	75
	Q4 06	567	338	905	397	211	76
	Q1 07	497	304	801	364	194	70
	Q2 07	517	296	813	392	196	77
	Q3 07	510	352	862	381	200	80
Production/ Capacity (%)	Q2 06	96 %	90 %	93 %	90 %	93 %	95 %
	Q3 06	99 %	93 %	97 %	91 %	91 %	97 %
	Q4 06	99 %	96 %	98 %	84 %	90 %	98 %
	Q1 07	97 %	89 %	94 %	97 %	90 %	94 %
	Q2 07	97 %	93 %	96 %	97 %	97 %	99 %
	Q3 07	95 %	95 %	95 %	96 %	96 %	100 %
Deliveries/ Capacity (%)	Q2 06	101 %	82 %	94 %	88 %	98 %	94 %
	Q3 06	93 %	93 %	93 %	91 %	93 %	97 %
	Q4 06	104 %	99 %	102 %	89 %	94 %	98 %
	Q1 07	90 %	88 %	89 %	90 %	89 %	90 %
	Q2 07	94 %	86 %	91 %	97 %	89 %	99 %
	Q3 07	93 %	102 %	96 %	95 %	91 %	103 %

Europe Newsprint

NOK mill	Q3 2007	Q2 2007	Q1 2007	Q3 2006	YTD 2007	YTD 2006
Operating revenue	2 156	2 257	2 190	2 159	6 603	6 626
EBITDA	364	456	446	465	1 266	1 276
EBIT	194	280	266	223	740	524
Gross operating margin	16,9	20,2	20,4	21,5	19,2	19,3
Shipments	510	517	497	508	1 524	1 609
Production	525	537	536	538	1 598	1 614
Inventory	197	183	163	138	197	138
Inventory change	14	20	36	23	70	5
Production / capacity	95	97	97	99	97	97

Europe Magazine

NOK mill	Q3 2007	Q2 2007	Q1 2007	Q3 2006	YTD 2007	YTD 2006
Operating revenue	1 767	1 556	1 624	1 748	4 947	4 893
EBITDA	138	148	149	277	435	707
EBIT	(10)	2	(10)	106	(18)	202
Gross operating margin	7,8	9,5	9,2	15,8	8,8	14,4
Shipments	352	296	304	318	952	909
Production	330	322	308	320	960	951
Inventory	112	124	102	108	112	108
Inventory change	(12)	22	(4)	(3)	6	42
Production / capacity	95	93	89	93	92	93

Asia Newsprint

NOK mill	Q3 2007	Q2 2007	Q1 2007	Q3 2006	YTD 2007	YTD 2006
Operating revenue	1 329	1 433	1 381	1 572	4 143	4 519
EBITDA	143	241	301	197	685	782
EBIT	(26)	82	137	9	193	217
Gross operating margin	10,8	16,8	21,8	12,5	16,5	17
Shipments	381	392	364	406	1 137	1 165
Production	385	391	389	405	1 165	1 177
Inventory	80	98	98	97	80	97
Inventory change	(18)	0	23	97	5	12
Production / capacity	96	97	97	91	96	88

Australasia Newsprint

NOK-mill	Q3 2007	Q2 2007	Q1 2007	Q3 2006	YTD 2007	YTD 2006
Operating revenue	940	985	969	989	2 894	3 003
EBITDA	211	278	277	240	766	473
EBIT	29	104	102	73	235	109
Gross operating margin	22,4	28,2	28,6	24,3	79	15,8
Shipments	200	196	194	209	590	639
Production	211	213	198	204	622	650
Inventory	118	99	79	59	118	59
Inventory change	19	20	29	(5)	68	11
Production / capacity	96	97	90	91	284	96

South America Newsprint

NOK mill	Q3 2007	Q2 2007	Q1 2007	Q3 2006	YTD 2007	YTD 2006
Operating revenue	316	345	312	364	973	1 024
EBITDA	47	85	70	108	202	289
EBIT	18	46	26	68	90	158
Gross operating margin	14,9	24,6	22,4	29,7	20,8	28,2
Shipments	80	77	70	75	227	218
Production	78	77	73	75	228	221
Inventory	7	10	13	14	7	14
Inventory change	(3)	(3)	3	(1)	(3)	3
Production / capacity	100	99	94	97	97	95

"CLEAN" EBITDA BY QUARTERS

	Q4 2005	Q1 2006	Q2 2006	Q3 2006 [1]	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Europe newsprint	309	421	390	465	466	446	456	364
Europe magazine	220	254	176	277	226	149	148	138
Europe total	**529**	**675**	**566**	**742**	**692**	**595**	**604**	**502**
Asia [1]	170	242	268	272	290	301	241	143
Australasia	164	66	167	240	246	277	278	211
South America	93	89	92	108	120	70	85	47
Total regions	**956**	**1 072**	**1 093**	**1 362**	**1 348**	**1 243**	**1 208**	**903**
Other activities	25	11	-	-	-	-	-	4
Corp. Center, elim. etc	(56)	(49)	(12)	(40)	(81)	(68)	(79)	(57)
Clean EBITDA	**925**	**1 034**	**1 081**	**1 322**	**1 267**	**1 175**	**1 129**	**850**
Other gains and losses	208	5	(186)	(106)	14	(383)	(206)	69
Grid dispute, Brazil	(50)	-	-	-	60	-	-	-
Restruct Union	(270)	-	-	-	(45)	-	-	-
Restruct Parenco	-	-	(63)	-	-	-	-	-
Restruct Turnaround	-	-	-	(376)	-	-	-	-
Losses on accounts receivable	-	-	-	(75)	-	-	-	-
EBITDA under IFRS	**813**	**1 039**	**832**	**765**	**1 296**	**792**	**923**	**919**
Clean EBITDA margin	13,02	14,47	15,96	18,38	16,41	17,47	16,62	12,80

- **Q3 2006 is restated**

"CLEAN" EBIT BY QUARTERS

	Q4 2005	Q1 2006	Q2 2006	Q3 2006 [1]	Q4 2006	Q1 2007	Q2 2007	Q3 2007
Europe newsprint	37	148	153	223	244	266	280	194
Europe magazine	93	86	10	106	80	(10)	2	(10)
Europe total	**130**	**234**	**163**	**329**	**324**	**256**	**282**	**184**
Asia [1]	23	50	83	84	110	137	82	(26)
Australasia	(39)	(105)	12	73	88	102	104	29
South America	45	42	48	68	71	26	46	18
Total regions	**159**	**221**	**306**	**554**	**593**	**521**	514	205
Other activities	17	6	-	-	-	-	-	4
Corp. Center, elim. etc	(79)	(60)	(28)	(59)	(55)	(81)	(98)	(70)
Clean EBIT	**97**	**167**	**278**	**495**	**538**	**440**	**416**	139
Other gains and losses	208	5	(186)	(106)	14	(383)	(206)	69
Grid dispute, Brazil	(50)	-	-	-	60	-	-	-
Write-down PanAsia	-	-	(43)	-	-	-	-	-
Forest Australia	-	-	-	-	-	-	-	-
Restruct Union	(270)	-	-	-	(45)	-	-	-
Write-down Union	(155)	-	-	-	-	-	26	
Restruct Parenco	-	-	(63)	-	-	-	-	-
Loss Forestia	(24)	-	-	-	-	-	-	-
Restruct Turnaround	-	-	-	(376)	-	-	-	-
Losses on accounts receivable	-	-	-	(75)	-	-	-	-
Permanent impairment	-	-	-	(3 190)	-	-	-	-
EBIT under IFRS	**(194)**	**172**	**(14)**	**(3 252)**	**567**	**57**	**236**	208

- **Q3 2006 is restated**

Norske Skog
Market update
October, 2007

Norske Skog

Demand changes YTD September 2007 vs. YTD September 2006 (Europe only, elsewhere August)

Standard Newsprint World (YTD Aug): (1,1%)



	Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
W. Europe (ytd September)	(0,6%)	(1,1%)	2,4%	0,6%
E. Europe (ytd September)	(0,9%)	(0,5%)	17,4%	5,9%
Europe Total (ytd September)	(0,6%)	(1,0%)	3,9%	1,2%

North America			
Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
(10,5%)	(9,2%)	2,4%	(4,8%)

Standard Newsprint China	Standard Newsprint S Korea
7,8%	1,6%

Standard Newsprint Far East Total
2,1%

Australasia	
Standard Newsprint	Standard & Improved Newsprint
5,5%	4,0%

S America
Standard Newsprint
1,6%

Norske Skog

Newsprint & OUNC - Europe

OUNC = Improved newsprint & other uncoated publication papers

- Demand in Europe:
  - **Q3 07/Q3 06: -2.7%**
  - **Q2+Q3 07/Q2+Q3 06: -1.2%**
  - **Ytd September: -1.0%**

- Total deliveries from W. Europe:
  - **Q3 07/Q3 06: -1.8%**
  - **Q2+Q3 07/Q2+Q3 06: -2.4%**
  - **Ytd September: -2.9%**

- Total deliveries of Newsprint from N. Am to West Europe:
  - **YTD September: + 69%**
  - Volumes back to levels in 2004/2005

- Reference price Newsprint September:
  €550/mt, + 4% from Dec '06



NP+OUNC Demand in Europe
1000 tonnes
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2002 Q3
2003 Q3
2004 Q3
2005 Q3
2006 Q3
2007 Q3



Newsprint, 45 g/m2, Germany
EUR/t
700
650
600
550
500
450
400
1Q 1994
4Q 1994
3Q 1995
2Q 1996
1Q 1997
4Q 1997
3Q 1998
2Q 1999
1Q 2000
4Q 2000
3Q 2001
2Q 2002
1Q 2003
4Q 2003
3Q 2004
2Q 2005
1Q 2006
4Q 2006
3Q 2007

Norske Skog

Newsprint - North America

- Std. Newsprint Demand:
  - **Q3 07/Q3 06: -10.5%**
  - **Q2+Q3 07/Q2+Q3 06: -9.9%**
  - **YTD September: -10.6%**
- Uncoated Mech Papers (ex SC) Demand:
  - **Q3 07/Q3 06: -5%**
  - **Q2+Q3 07/Q2+Q3 06: -5.5%**
  - **YTD September: -4.3%**
- Combined Std NP & Uncoated Mech (ex SC) Demand:
  - **Q3 07/Q3 06: -9.0%**
  - **Q2+Q3 07/Q2+Q3 06: -8.8%**
  - **YTD September: -9.2%**
- Reference price Newsprint September:
  - $565/mt for 48.8g/m^2,
    -$55 since March 07
    -$95 since December 06



Newsprint + Uncoated Mechanical (without SC grades)
Demand in North America
1000 tonnes
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2002 Q3
2003 Q3
2004 Q3
2005 Q3
2006 Q3
2007 Q3



Newsprint, 48.8 g/m², US East Coast
USD/t
800
700
600
500
400
1Q 1994
4Q 1994
3Q 1995
2Q 1996
1Q 1997
4Q 1997
3Q 1998
2Q 1999
1Q 2000
4Q 2000
3Q 2001
2Q 2002
1Q 2003
4Q 2003
3Q 2004
2Q 2005
1Q 2006
4Q 2006
3Q 2007

Norske Skog

Quarterly deliveries from NA to Europe


North American market share in Europe
NA exports to Europe
Market share in %
Tonnes in 000's
250
200
150
100
50
-
8 %
7 %
6 %
5 %
4 %
3 %
2 %
1 %
0 %
Q1-2004
Q2-2004
Q3-2004
Q4-2004
Q1-2005
Q2-2005
Q3-2005
Q4-2005
Q1-2006
Q2-2006
Q3-2006
Q4-2006
Q1-2007
Q2-2007
Q3-2007

Sources: PPPC

Canadian share of European newsprint market



Western Europe Newsprint Demand
Canadian Exports as % of Europe Total
Trend
tonnes (000's)
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
1991
1993
1995
1997
1999
2001
2003
2005
2007e
14 %
12 %
10 %
8 %
6 %
4 %
2 %
0 %
Market Share (%)

Source RISI

Norske Skog

Newsprint Paper Prices in 45g and in EUR/t Europe and North America


Price difference is €116 in September 07
Eur/t
800
700
600
500
400
300
1997 Q1
1997 Q3
1998 Q3
1999 Q2
2000 Q1
2000 Q4
2001 Q3
2002 Q2
2003 Q1
2003 Q4
2004 Q3
2005 Q2
2006 Q1
2006 Q4
2007 Q3
Europe
USA

Source Risi

Norske Skog

SC Magazine Paper - Europe

- Demand in Europe:
  - **Q3 07/Q3 06: +6.4%**
  - **Q2+Q3 07/Q2+Q3 06: 3.9%**
  - **YTD September: +4.4%**

- Total deliveries from Europe:
  - **Q3 07/Q3 06 : +4.7 %**
  - **Q2+Q3 07/Q2+Q3 06: 3.2%**
  - **YTD September: +3%**

- Reference price SC September:
  - €590/mt, unchanged since Feb '07,
  - -20€ since Dec '06



SC Magazine Demand in Europe
1000 tonnes
1 250
1 000
750
500
250
0
2002 Q3
2003 Q3
2004 Q3
2005 Q3
2006 Q3
2007Q3



SC, 56 g/m² roto, Germany
EUR/t
800
750
700
650
600
550
500
1Q 1994
4Q 1994
3Q 1995
2Q 1996
1Q 1997
4Q 1997
3Q 1998
2Q 1999
1Q 2000
4Q 2000
3Q 2001
2Q 2002
1Q 2003
4Q 2003
3Q 2004
2Q 2005
1Q 2006
4Q 2006
3Q 2007

Norske Skog

CMR Magazine Paper - Europe

CMR = Coated Mechanical Reels (LWC, MWC & HWC)

- Demand in Europe:
  - **Q3 07/Q3 06: +4.8%**
  - **Q2+Q3 07/Q2+Q3 06: +3.4%**
  - **YTD September: + 3.6%**
- Total deliveries from Europe:
  - **Q3 07/Q3 06: + 1.7%**
  - **Q2+Q3 07/Q2+Q3 06: -0.5%**
  - **YTD September: -0.3%**
- Reference price CMR September 07 :
  - €660/mt, unchanged since Feb '07
  - -20€ since Dec '06



CMR Demand in Europe
1000 tonnes
2 500
2 000
1 500
1 000
500
0
2002 Q3
2003 Q3
2004 Q3
2005 Q3
2006 Q3
2007 Q3



CMR, 60 g/m² offset, Germany
EUR/t
1000
950
900
850
800
750
700
650
600
1Q 1994
4Q 1994
3Q 1995
2Q 1996
1Q 1997
4Q 1997
3Q 1998
2Q 1999
1Q 2000
4Q 2000
3Q 2001
2Q 2002
1Q 2003
4Q 2003
3Q 2004
2Q 2005
1Q 2006
4Q 2006
3Q 2007

Norske Skog

Magazine Paper Prices - Europe and North America

SC Paper Prices



SC Europe 56 g
SC USA 52 g / 35 lb
EUR/t
1100
1000
900
800
700
600
500
400
1Q 1997
4Q 1997
3Q 1998
2Q 1999
1Q 2000
4Q 2000
3Q 2001
2Q 2002
1Q 2003
4Q 2003
3Q 2004
2Q 2005
1Q 2006
4Q 2006
3Q 2007

LWC Paper Prices



LWC Europe 60 g / 40 lb
LWC USA 60 g / 40 lb
EUR/t
1200
1000
800
600
400
1Q 1997
4Q 1997
3Q 1998
2Q 1999
1Q 2000
4Q 2000
3Q 2001
2Q 2002
1Q 2003
4Q 2003
3Q 2004
2Q 2005
1Q 2006
4Q 2006
3Q 2007

Kilde RISI

Asia

- **Demand standard newsprint:**
  - YTD August '07 vs YTD August '06
    - Far East total: + 2.1%
    - Non-Japan Far-East: + 3.9%
    - China: + 7.8%
    - South Korea: + 1.6% (ytd Sept)
    - India: +3.9%

- **Prices Q3 2007**

Korea	USD	654	(45 gsm)
China	USD	512	(48.8 gsm excl. Vat)
India	USD	615	(45 gsm)
Hong Kong	USD	562	(48.8 gsm)

Australasia
YTD September ’07 vs YTD September ’06

- **Demand Standard Newsprint:**
  - September ytd: +5.5%
    - Compared with low demand last year

- **Prices:**
  - Australia: Newsprint down 7% on July 1st ‘07
  - New Zealand: Newsprint up 6,5 % on January 1st ‘07

South America YTD August '07 vs YTD August '06

- **Demand – Standard Newsprint**
  - Regional demand: + 1.6 %
  - Brazil demand: +0.8%
    - Weaker demand mainly due to customers reducing their inventory level (from 60 to near 40 days estimated to December'07)
  - Brazil consumption: +14% due to new titles and increased circulation/ad lineage.

- **Prices**
  - Downward pressure on prices in Brazil continues in Q3.
  - Price Brazil 45g September 2007 = USD 629/t

Norske Skog

Q3 2007

Webcast/conference call
2 November, 2007

Norske Skog

82-5226
02.11.2007

Q3 2007 – headlines

- Weak Q3 result
  - Lower newsprint prices in Australia and some other markets
  - Continued upward pressure on recovered paper prices
  - Strong Norwegian krone
- Worsening market balance in North America – high Canadian export to Europe
- Norske Skog has decided to take market related downtime of 200 000 tons in 2008
- Profit improvement program reached 1.6 billion annualised
- Asset review started – conversion and permanent closures to be considered

Currency changes YTD 2007
(Index – 01.01.07 = 100)


107.5
105.0
102.5
100.0
97.5
95.0
92.5
90.0
87.5
85.0
CAD/NOK
EUR/NOK
USD/NOK
Jan
Feb
Mar
Apr
May
07
Jun
Jul
Aug
Sep

Source: Reuters EcoWin

Norske Skog

Key figures Q3 2007

	Q3 2007	Q2 2007	Q3 2006
Revenue	6 641	6 794	7 192
EBITDA*	850	1 129	1 322
EBIT *	139	416	495
Interest / Other financial items	(277)	(242)	(278)
Currency gain/loss	370	187	(243)
Pre Tax profit	280	173	(3 779)
EBITDA margin*	12,8 %	16,6 %	18,4 %

* Clean figures

Figures by segments
Q3 2007 vs Q2 2007

	Revenue		EBITDA		EBIT	
	Q3 2007	Q2 2007	Q3 2007	Q2 2007	Q3 2007	Q2 2007
Europe News	**2 156**	2 257	**364**	456	**194**	280
Europe Magazine	**1 767**	1 556	**138**	148	**(10)**	2
Total Europe	**3 923**	3 813	**502**	604	**184**	282
Asia	**1 329**	1 433	**143**	241	**(26)**	82
Australasia	**940**	985	**211**	278	**29**	104
South America	**316**	345	**47**	85	**18**	46
Total regions	**6 508**	**6 576**	**903**	**1 208**	**205**	**514**
Other activities / staff	**133**	218	**(53)**	(79)	**(66)**	(98)
Consolidated "clean"	**6 641**	**6 794**	**850**	**1 129**	**139**	**416**

EBITDA margins per segment
Q3 2007 vs Q2 2007


16,9 %
20,2 %
7,8 %
9,5 %
10,8 %
16,8 %
22,4 %
28,2 %
14,9 %
24,6 %
13,9 %
18,4 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Publication paper 1)
Q3 2007
Q2 2007

1) Publication paper is stated without Tasmanian Forests, Recovered Paper Trading, Wood Trading and Energy Trading

Norske Skog

Operating profit clean to IFRS

NOK mill	Q3 2007	Q2 2007	Q3 2006	YTD 2007	YTD 2006
EBITDA clean	850	1 129	1 322	3 156	3 362
Reversals:					
Other gains and losses	+69	-206	-106	-521	-287
Restructuring expenses	-	-	-376	-	-439
EBITDA, IFRS	919	923	840	2 635	2 636
EBITDA margin, IFRS	13,8 %	13,5 %	8,6 %	15,7 %	11,8 %
EBIT clean	139	416	495	996	1 433
Reversals:					
Other gains and losses	+69	-206	-106	-521	-213
Restructuring expenses	-	-	-376	-	-439
Impairments	-	+26	-3 265	+26	-3308
EBIT IFRS	208	236	-3252	501	-2 527
EBIT margin, IFRS	3,1 %	3,5 %	-48,3 %	4,9 %	-15,7 %

Norske Skog

Balance sheet & cash flow – key figures Q3 2007

		Q3 2007	Q2 2007	Q3 2006
Net CF from operating activities	Mill. NOK	772	266	1 645
Investments	Mill. NOK	(449)	(499)	(346)
CFPS	NOK	4.07	1.40	6.68
Total assets	Mill. NOK	44 214	47 071	45 265
Net interest-bearing debt	Mill. NOK	16 231	17 462	16 231
Gearing		0.98	1.04	1.02
Equity per share	Mill. NOK	87	88	93
ROCE, adjusted	%	1.54	4.49	5.00

Profitability improvement program, Q3 2007
Adjusted EBITDA development quarterly average 2005 – Q3 2007



MNOK
1 200
1 000
800
600
400
200
0
1 002
50
650
50
400
850
"Clean" EBITDA, quarterly average 2005
Sales price
Cost increase
Other
Profitability Improvement Q3 2007
"Clean" EBITDA Q3 2007

Norske Skog

Improvements in most BU's
... but a wide variation in PIP results*



Profitablity Improvement effect by BU's
- Q3 2007 annualized EBITDA effect (MNOK)
MNOK
450
400
350
300
250
200
150
100
50
0
(50)
(100)
468
Q2 '07 PIP
12
-4
163
14
-36
35
8
47
110
70
240
111
35
123
87
10
Boyer
Bio Bio
Parenco
Saugbrugs
Tasman
Steti
Follum
Pisa
Albury
Skogn
Golbey
Bruck
Korea
Shanghai
Hebei
Walsum
Singburi
Q3 2007 annualized
Plan 2007
Target 2008

*) BU's ranked according to % achieved Q3 '07 PIP vs end 2008 target

Norske Skog

Europe

- **Newsprint:**
  - Slight decrease in demand year to date. Prices are stable.
  - Must expect challenging price negotiations for 2008, even if announced closures will help
  - Production curtailment of 30 000 tons taken in Q3 and more to be taken in Q4
  - Continued pressure from Canadian imports and tight export markets; - deliveries marginally down
  - Continued price increase on recovered paper, and they are expected to stay high for some time
  - Results overall are not satisfactory with Gross operating profit margin down to 16.9% (from 20.2% in Q2) (target 25%)

  - **Magazine paper**:
  - Continued good demand growth, but prices are still very low
  - Weak result with Gross operating profit falling from 9.5% to 7.8%, and negative net operating profit
  - Clear signs of tightening market following capacity closures, particularly in North America

Asia

- **Market:**
  - Continued good demand development in most Asian countries
  - Prices:
    - Chinese prices up USD 20 / ton in August
    - Stable in Korea
    - Certain price pressure in most other markets due to Chinese exports
- **Korea:**
  - Good return on domestic sales
  - Still downward pressure on export volumes out of Korea
  - Increased recovered paper prices have a big negative impact on the result
- **China:**
  - Strong demand continues; + 7,8 % year to date August
  - Price increases on recovered paper
  - Still weak results and very challenging situation on account of supply demand balance still worsening
- **Thailand:**
  - Market share under pressure from import markets

Australasia and South America

- **Australia and New Zealand:**
  - Demand still showing a healthy increase year on year, but this must be seen against a weak 2006
  - Q3 result weaker than Q2 on account of 7% price decline in Australia from 1. July
  - Results year to date stronger than same period in 2006, reflecting restructuring effort last year
  - Still highest margins among our segments in Q3, even if Gross operating profit margin is reduced to 22.4%, which is below target.
  - Water situation in Albury is a continuing challenge

- **South America:**
  - Results are not satisfactory and Gross operating profit margin has fallen from 24.6% in Q2 to 14.9% in Q3
  - Price reductions of 5% measured in local currency
  - Brazil show a marginal demand increase compared with last year, but underlying consumption increase is estimated to be up 10% (disguised by inventory changes)

Asset review

- Overcapacity is our biggest challenge
- Permanent solutions are needed
- We will perform a global review of all our paper machines, focusing on:
  - Cost base
  - Profitability
  - Market outlook
  - Possible conversions
- Candidates for conversions and/or permanent closures will be identified during first half of 2008

Q4 Expectations

- Q4 2007: Also a weak quarter given existing fundamentals and planned downtime
- Continued positive effect from improvement program, offset by risk of further deterioration of prices / cost increases

Norske Skog

Q3 2007

Webcast/Conference Call
2 November, 2007

Norske Skog

82-5226
02.11.2007

Release to Oslo Stock Exchange

Moody's downgrades Norske Skog

Moody's Investor Service has downgraded Norske Skog's senior unsecured debt ratings to Ba2 from Ba1. According to the Moody's press release, the decision is primarily driven by a continued subdued pricing and volume environment for newsprint and magazine paper grades and by ongoing cost inflation.

Moody's own release is enclosed.

Oxenøen, November 2, 2007

NORSKE SKOG

Investor Relations

END